 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________
Amendment No. 1

GRIFFIN-AMERICAN HEALTHCARE REIT II, Inc.
(Name of Subject Company)

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________

Mark Swenson
CMG Partners, LLC
12828 Northup Way, Suite 110
Bellevue, WA 98005
(425) 376-0693

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$30,000,000	$4,092.00

*	For purposes of calculating the filing fee only. Assumes the purchase of 3,000,000 Shares at a purchase price equal to $10.00 per Share in cash

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,092
Form or Registration Number: SC TO-T
Filing Party: CMG Partners, LLC
Date Filed: June 30, 2014

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

AMENDMENT NO. 1 TO TENDER OFFER

This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC, CMG ACQUISITION CO., LLC, AND CMG PARTNERS, LLC (collectively the “Purchasers”) to purchase up to 3,000,000 shares of common stock (the “Shares”) in Griffin-American Healthcare REIT II, Inc. (the “REIT”), the subject company, at a purchase price equal to $10.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated June 30, 2014 (“Offer Date”) and the related Agreement of Assignment and Transfer.

This Amendment No. 1 is being made to make clarifications to the Offer regarding the transferability of Shares and acceptance of tenders from non-US Persons.  Section 7 of the Offer is hereby amended by replacing the first paragraph thereof with the following:

Limitations on Resales.  Based upon the Purchasers’ review of the REIT’s charter, the Shares appear to be transferable pursuant to the Offer.

The Agreement of Assignment and Transfer contains the representations that “I represent and warrant that I am a ‘United States Person,’ as defined in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended.” and that “I hereby certify that (a) the number shown on this form is my correct Social Security Number or Taxpayer Identification Number and (b) I am not subject to backup withholding.  I hereby also certify that I am not a nonresident alien, not a foreign corporation or partnership, foreign trust or estate.”

The Offer is being amended to clarify that the Purchasers will accept legal tenders from all shareholders, and that any shareholder who cannot make the above representation(s) may strike such provision from the Agreement of Assignment and Transfer.  The tender will still be accepted subject to the terms and conditions hereof, and the Purchasers and/or the REIT’s transfer agent will determine any corresponding withholding obligations they may have.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           July 14, 2014

CMG LEGACY INCOME FUND, LLC, CMG INCOME FUND II, LLC, CMG LEGACY GROWTH FUND, LLC
CMG ACQUISITION CO., LLC AND CMG PARTNERS, LLC
By: Mark Swenson, Manager

By:	/s/ Mark Swenson